Twin Vee PowerCats Co.

3101 S. US-1

Ft. Pierce, Florida 34982

March 5, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Twin Vee Powercats Co.
Registration Statement on Form S-3 (File No. 333-292661)
Withdrawal of Pre-Effective Amendment No. 1

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Twin Vee Powercats Co. (the “Registrant”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-3 (File No. 333-292661), together with all exhibits thereto.

The Registrant unintentionally filed the Amendment as an exhibits-only filing intending to file an updated auditor consent in Exhibit 23.1 to its Registration Statement on Form S-3 (File No. 333-293911) originally filed on February 27, 2026. As discussed with the Staff, we seek to withdraw the Amendment due to the use of the incorrect 1933 Act registration number in association with the filing referenced above. As you are aware, the Registrant filed a new amendment with the correct registration number on March 5, 2026. This second filing should remain in effect.

If you have any questions with respect to the foregoing, please call Arthur Marcus (516-459-8161) of Sichenzia Ross Ference Carmel LLP, our legal counsel.

Very truly yours,

TWIN VEE POWERCATS CO.

By:	/s/ Joseph C. Visconti
Name:	Joseph C. Visconti
Title:	Chief Executive Officer